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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                           VARSITY SPIRIT CORPORATION
                           (NAME OF SUBJECT COMPANY)

                    COMMON SHARES, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                  922294 10 3
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                JEFFREY G. WEBB
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           VARSITY SPIRIT CORPORATION
                            2525 HORIZON LAKE DRIVE
                            MEMPHIS, TENNESSEE 38133
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                With a copy to:

                              GLENN W. REED, ESQ.
                           GARDNER, CARTON & DOUGLAS
                       321 NORTH CLARK STREET, SUITE 3300
                            CHICAGO, ILLINOIS 60610
                                 (312) 644-3000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Varsity Spirit Corporation, a Tennessee corporation (the 'Company'), and the address of the principal executive offices of the Company is 2525 Horizon Lake Drive, Memphis, Tennessee 38133. The title of the class of equity securities to which this statement relates is common shares, par value $.01 per share, of the Company (the 'Common Shares').

ITEM 2. TENDER OFFER OF PURCHASER.

     This statement relates to a cash tender offer by Cheer Acquisition Corp., a Tennessee corporation ('Purchaser') and a wholly-owned subsidiary of Riddell Sports Inc., a Delaware corporation ('Parent'), disclosed in a Tender Offer Statement on Schedule 14D-1 (the 'Schedule 14D-1'), dated May 12, 1997, to purchase all the outstanding Common Shares of the Company (the 'Shares') at a price of $18.90, net to the seller in cash (the 'Offer Price'), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 12, 1997 (the 'Offer to Purchase') and the related Letter of Transmittal (which together constitute the 'Offer'). The Offer is conditioned upon, among other things, there having been validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares representing at least a majority of the outstanding Shares on a fully-diluted basis (the 'Minimum Condition').

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 5, 1997 (the 'Merger Agreement'), among Parent, Purchaser and the Company. A copy of the Merger Agreement is filed as Exhibit (c)(1) hereto and is incorporated herein by reference in its entirety. Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the 'Merger') and the Company will continue as the surviving corporation (the 'Surviving Corporation'). In the Merger, each outstanding Share (other than Shares owned by the Purchaser or by shareholders, if any, who are entitled to and who properly exercise dissenters' rights under Tennessee law) will be converted into the right to receive an amount in cash equal to the price per Share paid pursuant to the Offer, without interest thereon. The Merger Agreement is summarized in Item 3 of this Statement. The Offer and the Merger and the transactions contemplated thereby are sometimes collectively referred to herein as the 'Transaction.'

     Based on the information in the Offer to Purchase, the principal executive offices of Parent and Purchaser are located at 900 Third Avenue, New York, New York 10022.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b) Except as described or referred to below, there exists on the date hereof no material contract, agreement, arrangement or understanding and no actual or potential conflict of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) the Parent, the Purchaser or the executive officers, directors or affiliates of the

Parent or the Purchaser.

ARRANGEMENTS WITH EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES OF THE COMPANY

     Certain contracts, agreements, arrangements or understandings between the Company and certain of its executive officers and directors are described under the captions 'Executive Compensation' and 'Certain Transactions Between Management and the Company' on pages I-5 through I-8 of the Company's Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder (the 'Information Statement'), which is attached hereto as Schedule I.

     INDEMNIFICATION OF OFFICERS AND DIRECTORS. The Company's Amended and Restated Charter limits the liability of its directors and officers to the fullest extent permitted by the Tennessee Business Corporation Act ('TBCA'). The TBCA provides in certain situations for mandatory and permissive indemnification of directors and officers. The TBCA also provides that the statutory indemnification is not deemed to be exclusive of any other right to which a director seeking indemnification may be entitled. Specifically, directors and officers of the Company are entitled to indemnification for monetary damages or reasonable expenses incurred in a proceeding

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unless a final adjudication adverse to the director or officer establishes his liability for (i) any breach of the duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law or (iii) unlawful distributions. 'Proceeding' means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal. Under the TBCA, the Company may indemnify a director, officer or employee against liability incurred in a proceeding if (i) the individual's conduct was in good faith; and (ii) the individual reasonably believed: (A) in the case of conduct in the individual's official capacity with the Company, that the individual's conduct was in the Company's best interest; and (B) in all other cases, that the individual's conduct was at least not opposed to the Company's best interest; and (iii) in the case of a criminal proceeding, the individual had no reasonable cause to believe the individual's conduct was unlawful.

     The Company's Amended and Restated Charter requires the Company to provide indemnification for its directors and officers to the fullest extent permitted by the TBCA. The Company's Amended and Restated Charter also provides that the Company may indemnify employees and agents of the Company to the same extent as it provides indemnification to its directors and officers.

     The Merger Agreement provides that, for a period of six years after the effective time of the Merger (the 'Effective Time'), the Surviving Corporation shall indemnify, defend and hold harmless to the full extent permitted by Tennessee law, each person who was an officer or director of the Company (the 'Indemnified Parties'), against all losses, claims, damages, costs, expenses (including attorneys' fees and expenses), liabilities or judgments or amounts that are paid in settlement (with the approval of the indemnifying party) of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of the Company, whether pertaining to any matter existing or occurring at or prior to the closing of the Merger and whether asserted or claimed prior to, or at or after, the Effective Time, including indemnified liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the Merger Agreement or the transactions contemplated thereby. The Surviving Corporation will pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by law.

     For a period of six years after the Effective Time, Parent shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by the Company (provided that Parent may substitute therefor policies of a least the same coverage and amounts containing terms and conditions which are no less advantageous in any material respect to the Indemnified Parties) with respect to matters arising before the Effective Time, provided that Parent shall not be required to pay an annual premium for such insurance in excess of 150% of the last annual premium paid by the Company prior to the date of the Merger Agreement, but in such case shall purchase as much coverage as possible for such amount.

SUMMARIES OF AGREEMENTS

     Parent requested, as an inducement for Parent and Purchaser to enter into the Merger Agreement, that certain affiliates of the Company enter into several new agreements. The following are summaries of certain provisions of the Merger Agreement, the Shareholders Agreement (as hereinafter defined), the Stock Purchase Agreements (as hereinafter defined) and the Employment Agreements (as hereinafer defined). The summaries are qualified in their entirety by reference to the respective agreements, each of which are incorporated herein by reference and a copy of each of which has been filed with the Commission as an exhibit to this Schedule 14D-9.

     THE MERGER AGREEMENT

     THE OFFER. The Merger Agreement provides that the Purchaser will commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the conditions of the Offer, the Purchaser will purchase all Shares validly tendered pursuant to the Offer. The Merger Agreement provides that, without the written consent of the Company, the Purchaser will not decrease the Offer Price, decrease the number of Shares sought in the Offer, amend or waive the Minimum Condition, or amend any condition of the Offer in a manner adverse to the holders of Shares. Notwithstanding the satisfaction of the conditions of the Offer on the Initial Expiration Date, which shall be 20 business days after the date the Offer is commenced, the Purchaser shall have the right, in its sole discretion, during the fifteen business days following the Initial Expiration Date, to extend the expiration

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date from time to time until not later than fifteen business days after the
Initial Expiration Date. The Purchaser will, on the terms and subject to the prior satisfaction or waiver of the conditions of the Offer, accept for payment and pay for Shares tendered as soon as it is legally permitted to do so under applicable law; provided, however, that if, immediately prior to the Initial

Expiration Date of the Offer (as it may be extended pursuant to the preceding sentence or otherwise), the Shares tendered and not withdrawn pursuant to the Offer equal less than 90% of the outstanding Shares but more than 80% of the outstanding Shares, the Purchaser may extend the Offer for a period not to exceed seven business days, notwithstanding that all conditions to the Offer are satisfied as of such expiration date of the Offer.

     THE MERGER. Following the consummation of the Offer, the Merger Agreement provides that, subject to the terms and conditions thereof, and in accordance with Tennessee law, as soon as practicable following the Effective Time, the Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the Surviving Corporation.

     The respective obligations of Parent and the Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction on or prior to the Closing Date (as defined in the Merger Agreement) of each of the following conditions, any and all of which may be waived in whole or in part, to the extent permitted by applicable law: (i) the Merger Agreement shall have been approved and adopted by the requisite vote of the holders of Shares, if required by applicable law, in order to consummate the Merger; (ii) no statute, rule or regulation shall have been enacted or promulgated by any government or any governmental agency or authority of competent jurisdiction which prohibits the consummation of the Merger, and there shall be no order or injunction of a court of competent jurisdiction in effect precluding consummation of the Merger; and (iii) Parent, the Purchaser or their affiliates shall have purchased Shares pursuant to the Offer, unless such failure to purchase is as a result of a breach of Parent's or the Purchaser's obligations under the Merger Agreement.

     At the Effective Time of the Merger (i) each issued and outstanding Share (other than Shares that are owned by the Company as treasury stock, any Shares owned by Parent, the Purchaser or any other wholly-owned subsidiary of Parent, or any Shares which are held by shareholders exercising dissenters' rights under Tennessee law) will be converted into the right to receive the price per share paid pursuant to the Offer (the 'Merger Consideration'), and (ii) each issued and outstanding share of the Purchaser will be converted into one share of common stock of the Surviving Corporation.

     THE BOARD OF DIRECTORS OF THE COMPANY. The Merger Agreement provides that, upon the purchase and payment by Parent or the Purchaser of Shares representing at least a majority of the outstanding Shares on a fully diluted basis, Parent shall be entitled to designate such number of directors on the Board of Directors of the Company which represents a percentage of the Board of Directors of the Company equaling the percentage of Shares purchased. If requested by Parent, the Company shall cause such persons designated by Parent to constitute at least the same percentage of each committee of the Board of Directors of the Company and each board of directors of each subsidiary of the Company.

     The Merger Agreement further provides that, in the event that Parent's designees are elected to the Board of Directors of the Company prior to the Effective Time of the Merger, until the Effective Time of the Merger the Board of Directors of the Company shall have at least two directors who are directors as of the date of the Merger Agreement. In such event, the affirmative vote of a majority of the directors not designated by Parent shall be required to (i) amend or terminate the Merger Agreement, (ii) exercise or waive any of the Company's rights, benefits or remedies under the Merger Agreement, or (iii) take any other action by the Board of Directors of the Company under or in connection with the Merger Agreement.

     SHAREHOLDERS' MEETING. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its shareholders (the 'Special Meeting') as promptly as practicable following the acceptance for payment and purchase of Shares by the Purchaser pursuant to the Offer for the purpose of considering and taking action upon the Merger and the adoption of the Merger Agreement. The Merger Agreement further provides that the Company will, if required by applicable law in order to consummate the Merger, prepare and file with the Securities and Exchange Commission (the 'Commission') a preliminary proxy or information statement (the 'Proxy Statement') relating to the Merger and the Merger Agreement and use its best efforts (i) to obtain and furnish the information required to be included by the Commission in the Proxy Statement and, after consultation

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with Parent, to respond promptly to any comments made by the Commission with respect to the preliminary Proxy Statement and cause a definitive Proxy Statement to be mailed to its shareholders, provided that no amendment or supplement to the Proxy Statement will be made by the Company without consultation with Parent and its counsel and (ii) to obtain the necessary approvals of the Merger and the Merger Agreement by its shareholders. If the Purchaser acquires at least a majority of the outstanding Shares, the Purchaser will have sufficient voting power to approve the Merger, even if no other shareholders vote in favor of the Merger. Pursuant to the Merger Agreement, the Company has agreed to include in the Proxy Statement the recommendation of the Board of Directors of the Company that shareholders of the Company vote in favor of the approval of the Merger and the adoption of the Merger Agreement. Parent has agreed that it will vote, or cause to be voted, all of the Shares then owned by it, the Purchaser or any of its other subsidiaries and affiliates in favor of the approval of the Merger and the adoption of the Merger Agreement.

     The Merger Agreement provides that, in the event that Parent, the Purchaser or any other subsidiary of Parent acquires at least 90% of the outstanding Shares, pursuant to the Offer or otherwise, Parent, the Purchaser and the Company will, at the request of Parent and subject to the terms of the Merger Agreement, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of shareholders of the Company, in accordance with Tennessee law.

     OPTIONS. Pursuant to the Merger Agreement, on the expiration date of the Offer, and immediately prior to the Purchaser's acceptance of tenders to purchase Shares pursuant to the Offer, each outstanding employee stock option to purchase Shares (a 'Company Option') granted under the Company's 1991 Stock Option Plan and the 1989 Non-qualified Stock Option Plan (collectively, 'Option Plans'), shall be surrendered to the Company and shall be forthwith cancelled and the Company shall pay to each holder of a Company Option, by check, an amount equal to (i) the product of the number of the Shares which are issuable upon exercise of such Company Option, multiplied by the Offer Price, less (ii) the aggregate exercise price of such Company Option. Except as may be otherwise agreed to by Parent or the Purchaser and the Company, the Company's Option Plans shall terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any of its subsidiaries shall be deleted as of the Effective Time and no holder of Company Options or any participant in the Option Plans or any other plans, programs or arrangements shall have any rights thereunder to acquire any equity securities of the Company, the Surviving Corporation or any subsidiary thereof.

     Pursuant to the Merger Agreement, effective as of the Effective Time and subject to any required shareholder approval necessary to effectuate the following grants, Parent shall grant options to acquire an aggregate of 500,000 shares of common stock of Parent ('Parent Options') to certain employees of the Company. The Parent Options shall be subject to the terms and conditions set forth in the applicable option plan of Parent (as the same may be amended) and the applicable option agreement.

     INTERIM OPERATIONS. Pursuant to the Merger Agreement, the Company has agreed that, except as expressly contemplated by the Merger Agreement or agreed to in writing by Parent, prior to the time the directors of the Purchaser constitute a majority of the Board of Directors of the Company (the 'Board Appointment Date'), the business of the Company and its subsidiaries will be conducted only in the ordinary and usual course and to the extent consistent therewith, each of the Company and its subsidiaries will use its best reasonable efforts to preserve its business organization intact and maintain its existing relations with customers, suppliers, employees, creditors and business partners, and (a) the Company will not, directly or indirectly, (i) issue, sell, transfer or pledge or agree to sell, transfer or pledge any treasury stock of the Company or any capital stock of any of its subsidiaries beneficially owned by it, except upon the exercise of employee stock options outstanding on the date of the Merger Agreement, (ii) amend its charter or by-laws or similar organizational documents; or (iii) split, combine or reclassify the outstanding Shares or its preferred stock or any outstanding capital stock of any of the subsidiaries of the Company; and (b) neither the Company nor any of its subsidiaries shall (i) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock other than dividends paid by subsidiaries of the Company to the Company or any of its subsidiaries in the ordinary course of business; (ii) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its subsidiaries, other than Shares reserved for issuance on the date of the Merger Agreement pursuant to the exercise of Company Options outstanding on the

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date of the Merger Agreement; (iii) transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any assets other than in the ordinary and usual course of business and consistent with past practice, or incur or modify any indebtedness or other liability, other than in the ordinary and usual course of business and consistent with past practice; (iv) redeem, purchase or otherwise acquire directly or indirectly any of its capital stock; (v) grant any increase in the compensation payable or to become payable by the Company or any of its subsidiaries to any of its executive officers or adopt any new or amend or otherwise increase or accelerate the payment or vesting of the amounts payable or to become payable under any existing bonus, incentive compensation, deferred compensation, severance, profit sharing, stock option, stock purchase, insurance, pension, retirement or other employee benefit plan, agreement or arrangement; (vi) enter into any employment or severance agreement with or, except in accordance with the existing written policies of the Company, grant any severance or termination pay to any officer, director or employee of the Company or any of its subsidiaries, except as permitted under the Merger Agreement with respect to seasonal employees; (vii) permit any insurance policy naming it as a beneficiary or a loss payable payee to be cancelled or terminated without notice to Parent, except in the ordinary course of business and consistent with past practice; (viii) enter into any contract or transaction relating to the purchase of assets other than in the ordinary course of business consistent with prior practices; (ix) change any of the accounting methods used by it unless required by generally accepted accounting principles ('GAAP'), make any material tax election except in the ordinary course of business consistent with past practice; change any material tax election already made, adopt any material tax accounting method except in the ordinary course of business consistent with past practice; change any material tax accounting method unless required by GAAP; enter into any closing agreement, settle any tax claim or assessment or consent to any tax claim or assessment or any waiver of the statute of limitations for any such claim or assessment; (x) other than indebtedness incurred in connection with the cancellation and payment of Company Options, incur or assume any long-term debt; incur or assume any short-term indebtedness except in the ordinary course of business and consistent with past practice and in an aggregate amount not to exceed $5,000,000; assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person; make any loans, advances or capital contributions to, or investment in, any other person (other than to wholly-owned subsidiaries of the Company or customary loans or advances to employees in accordance with past practice); enter into any material commitment or transaction (including, but not limited to, any borrowing, capital expenditure or purchase, sale or lease of assets); (xi) settle or compromise any claim, lawsuit, liability or obligation; pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligation (a) to the extent reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company and its consolidated subsidiaries, (b) incurred in the ordinary course of business and consistent with past practice or
(c) which are legally required to be paid, discharge or satisfied; (xii) take, or agree to commit to take, any action that would make any representation or warranty of the Company contained in the Merger Agreement inaccurate in any respect at, or as of any time prior to, the Effective Time; (xiii) take any action with the intent of causing any of the conditions to the Offer set forth in Annex A to the Merger Agreement to not be satisfied; or (xvi) enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

     NO SOLICITATION. Pursuant to the Merger Agreement, the Company has agreed that neither the Company nor any of its subsidiaries will (and the Company will use its best efforts to cause its officers, directors, employees, representatives and agents, including, but not limited to, investment bankers, attorneys and accountants, not to), directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information to, any corporation, partnership, person or other entity or group (other than Parent, any of its affiliates or representatives) concerning any proposal or offer to acquire all or a substantial part of the business and properties of the Company or any of its subsidiaries or any capital stock of the Company or any of its subsidiaries, whether by merger, tender offer, exchange offer, sale of assets or similar transactions involving the Company or any subsidiary, division or operating or principal business unit of the Company (an 'Acquisition Proposal'), except that the Company and the Board of Directors of the Company are not prohibited from (i) taking and disclosing to the Company's shareholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act, or
(ii) making such disclosure to the Company's shareholders as, in the good faith judgment of the Board, after receiving advice from outside counsel, is required under applicable law, provided that the Company may not, except as described

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below, withdraw or modify, or propose to withdraw or modify, its position with respect to the Offer or the Merger or approve or recommend, or propose to approve or recommend, any Acquisition Proposal, or enter into any agreement with respect to any Acquisition Proposal. The Company also agreed to immediately cease any existing activities, discussions or negotiations with any parties conducted prior to the date of the Merger Agreement with respect to any of the foregoing. The Merger Agreement further provides that the Company, prior to the acceptance of Shares pursuant to the Offer, may furnish information concerning the Company and its subsidiaries to any corporation, partnership, person or other entity or group pursuant to appropriate confidentiality agreements, and may negotiate and participate in discussions and negotiations with such entity or group concerning an Acquisition Proposal if (i) such entity or group has on an unsolicited basis submitted a bona fide written proposal to the Company relating to any such transaction which the Board of Directors of the Company determines in good faith, after consulting with a nationally recognized investment banking firm, represents a superior transaction to the Offer and the Merger and (ii) in the opinion of the Board of Directors of the Company, only after receipt of advice from outside legal counsel, the failure to provide such information or access or to engage in such discussions or negotiations would reasonably be expected to cause the Board of Directors of the Company to violate its fiduciary duties to the Company's shareholders under applicable law (an Acquisition Proposal which satisfies the immediately foregoing clauses (i) and
(ii) is referred to in the Merger Agreement as a 'Superior Proposal'). The Company has agreed that, following receipt of any proposal or inquiry received, the Company will immediately notify Parent of the receipt of the same, the identity of the party making such proposal or inquiry, and the terms (both initial and modified) of any such proposal or inquiry (and will disclose any written materials delivered in connection therewith), and the Company will keep Parent reasonably informed of the status (including amendments or proposed amendments) of any such proposal or inquiry. The Company will promptly provide to Parent any material non-public information regarding the Company provided to any other party which was not previously provided to Parent. At any time after two business days following notification to Parent of its intent to do so (which notification shall include the identity of the bidder and the material terms and conditions of the proposal) and if permitted to do so pursuant to the terms of the Merger Agreement, the Board of Directors of the Company may withdraw or modify its approval or recommendation of the Offer and may enter into an agreement with respect to a Superior Proposal, provided it shall concurrently with entering into such agreement pay or cause to be paid to Parent the expense reimbursement fee described below under '--Termination; Fees.' If the Company has notified Parent of its intent to enter into an agreement with respect to a Superior Proposal in compliance with the preceding sentence and has otherwise complied with such sentence, the Company may enter into an agreement with respect to such Superior Proposal (with the bidder and on terms no less favorable than those specified in such notification) after the expiration of the initial two business day period without any further notification.

     INDEMNIFICATION AND INSURANCE. Pursuant to the Merger Agreement, for six years after the Effective Time, the Surviving Corporation (or any successor to the Surviving Corporation) shall indemnify, defend and hold harmless the present and former officers and directors of the Company and its subsidiaries, and persons who become any of the foregoing prior to the Effective Time, with respect to matters occurring at or prior to the Effective Time to the full extent required under Tennessee law, the terms of the Company's Charter or the by-laws, as in effect as of the date of the Merger Agreement and, the terms of any indemnification agreement entered into with the Company prior the date of the Merger Agreement. The Merger Agreement also provides that Parent or the Surviving Corporation will maintain the Company's existing officers' and directors' liability insurance ('D&O Insurance') for a period of not less than six years after the Effective Time; provided, that Parent may substitute therefor policies of substantially equivalent coverage and amounts containing terms no less favorable to such former directors or officers. Parent has also agreed that if the existing D&O Insurance expires, is terminated or cancelled during such period, Parent or the Surviving Corporation will use all reasonable efforts to obtain substantially similar D&O Insurance, but in no event will it be required to pay aggregate premiums for such insurance in excess of 150% of the aggregate premiums paid in 1996 on an annualized basis for such purpose (the '1996 Premium'). If Parent or the Surviving Corporation is unable to obtain the amount of D&O Insurance required for such aggregate premium, Parent or the Surviving Corporation has agreed to obtain as much insurance as can be obtained for an annual premium not in excess of 150% of the 1996 Premium.

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     REPRESENTATIONS AND WARRANTIES.  Pursuant to the Merger Agreement, the
Company has made customary representations and warranties to Parent and the Purchaser with respect to, among other things, its organization, capitalization, authority, financial statements, need for consents or approvals, public filings, conduct of business, employee benefit plans, intellectual property, employment matters, compliance with laws, tax matters, litigation, environmental matters, vote required to approve the Merger Agreement, undisclosed liabilities, information in the Proxy Statement, the opinion of its financial advisor, and the absence of any material adverse effect on the Company since December 31, 1996.

     Pursuant to the Merger Agreement, Parent and the Purchaser have made substantially similar representations and warranties as to their organization, authority, need for consents or approvals, information contained in the Proxy Statement, capitalization, financial statements, public filings, undisclosed liabilities, litigation, as well as the Parent and Purchaser's ability to obtain financing.

     TERMINATION; FEES. The Merger Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after approval of the shareholders of the Company, (a) by mutual consent of Parent and the Company; (b) by either the Company or Parent (i) if the Offer shall have expired without any Shares being purchased therein, provided that such right to terminate will not be available to any party whose failure to fulfill any obligation under the Merger Agreement was the cause of, or resulted in, the failure of Parent or the Purchaser to purchase the Shares on or before such date; (ii) if any governmental entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties will use their best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of, or payment for, Shares pursuant to the Offer or the Merger and such order, decree, ruling or other action shall have become final and non-appealable, or
(iii) if the Offer has not been consummated prior to September 5, 1997; provided, that the right to terminate the Merger Agreement under this clause
(iii) shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of Parent or the Purchaser, as the case may be, to purchase Shares pursuant to the Offer on or prior to such date; (c) by the Company (i) if Parent, the Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; provided, that the Company may not terminate the Merger Agreement pursuant to this clause (i) if the Company is at such time in breach of its obligations under the Merger Agreement such as to cause a material adverse effect on the Company and its subsidiaries, taken as a whole;
(ii) in connection with entering into a definitive agreement with respect to an Acquisition Proposal, provided it has complied with all of the provisions, including the notice provisions, described above under 'No Solicitation,' and that the Company (x) makes simultaneous payment of an amount equal to Parent's good faith estimate of its expenses, and (y) acknowledges in writing its obligation to promptly reimburse Parent for its actual expenses in excess of such estimated expenses payment subject to the limitations described in the next succeeding paragraph; or (iii) if Parent or the Purchaser shall have breached in any material respect any of their respective representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach cannot be or has not been cured, in all material respects, within 30 days after the giving of written notice to Parent or the Purchaser, as applicable; (d) by Parent (i) if, due to an occurrence, not involving a breach by Parent or the Purchaser of their obligations under the Merger Agreement, which makes it impossible to satisfy any of the conditions to the Offer, Parent, the Purchaser, or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; (ii) if prior to the purchase of Shares pursuant to the Offer, the Company has breached any representation, warranty, covenant or other agreement contained in the Merger Agreement which (x) would give rise to the failure of any of the conditions to the Offer, and (y) cannot be or has not been cured, in all material respects, within 30 days after the giving of written notice to the

Company; or (iii) if either Parent or the Purchaser is entitled to terminate the Offer as a result of (x) the withdrawal or adverse modification by the Company of its approval or recommendation of the Offer, or (y) the Company entering into an agreement with respect to a Superior Proposal.

     In accordance with the Merger Agreement, if (x) the Company terminates the Merger Agreement pursuant to clause (c)(ii) of the immediately preceding paragraph, (y) Parent terminates the Merger Agreement pursuant to clause
(d)(iii) of the immediately preceding paragraph, or (z) either the Company or Parent terminates the Merger Agreement pursuant to paragraph (b)(i) above, and prior thereto there shall have been publicly announced an Acquisition Proposal, the Company has agreed to pay to Parent an amount, not to exceed $4,250,000 in the aggregate, equal to Parent's actual and reasonably documented out-of-pocket fees and expenses incurred by Parent and Purchaser in connection with the Offer, the Merger, the Merger Agreement and the consummation of the Transaction (including the financing thereof).

     In accordance with the Merger Agreement, the Company has agreed to pay $650,000 of the commitment fee payable to the Bridge Lenders (as defined below) pursuant to the Bridge Commitment Letter entered into between Parent, NationsBridge, L.L.C. and NBD Bank (collectively, the 'Bridge Lenders') and any amounts paid to the Bridge Lenders that may be refunded by the Bridge Lenders shall be divided equally between Parent and the Company; provided that the Company shall not be entitled to any refund in excess of $650,000.

     TIMING. The exact timing and details of the Merger will depend upon legal requirements and a variety of other factors, including the number of Shares acquired by Purchaser pursuant to the Offer. Although Parent has agreed to cause the Merger to be consummated on the terms set forth above, there can be no assurance as to the timing of the Merger.

     TENNESSEE LAW AND CERTAIN CHARTER PROVISIONS. The Board of Directors of the Company under the Tennessee Business Corporation Act (the 'TBCA') has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger. Furthermore, neither the Company's charter or bylaws contain an express declaration that the provisions of the Tennessee Control Share Acquisition Act (the 'TCSA') shall apply in connection with the Merger. Therefore, the restrictions of Sections 48-35-205 and 48-35-301 do not apply to the transactions contemplated by the Offer or the Merger Agreement.

     Section 48-35-205 of the TBCA prevents an 'interested shareholder' (generally, a shareholder owning 10% or more of the corporation's outstanding voting stock or an affiliate or associate of the corporation who at any time in the preceding five years owned 10% or more of a corporation's outstanding voting stock) from engaging in a 'business combination' (defined to include a merger and certain other transactions) with an issuing public corporation for a period of five years following the date on which such shareholder became an interested shareholder unless the business combination or the acquisition of shares made by the interested shareholder on the interested shareholder's share acquisition date is approved before the interested shareholder's share acquisition date, or on the share acquisition date but prior to the interested shareholder's becoming an interested shareholder on the share acquisition date by a majority of disinterested directors.

     Section 48-35-301 of the TBCA provides that the shares of an issuing public corporation acquired by an acquiring person in a 'control share acquisition' that exceeds the threshold of voting power of any of various ranges specified in
Section 48-35-302(4) shall be subject to restricted voting rights and may be redeemable by the issuing public corporation. Section 48-35-301 is applicable only if the Company's Charter or bylaws contain an express declaration that control share acquisitions respecting the shares of the Company are governed by the TCSA. As described above, Sections 48-35-205 and 48-35-301 of the TBCA do not apply to the Offer or the Merger (or the transactions contemplated thereby).

     The Company's Amended and Restated Charter requires the approval by the holders of 80% of the votes to be cast by the holders of Shares as a condition for mergers and certain other business combinations (which include a wide variety of transactions in addition to standard mergers and acquisitions) involving the Company and any person or group holding 10% or more of the Shares, unless the transaction is approved by a majority of the members of the Board who are unaffiliated with such shareholders and who were directors before such shareholders acquired more than 10% of the Common Stock or unless certain minimum price and procedural requirements are met. The minimum price and procedural requirements set forth in the Amended and Restated Charter do not apply to the Merger since the Merger has been approved by a majority of the Directors who qualify as unaffiliated directors as required by the provision. In the absence of such approval, all such requirements would have to be satisfied to avoid the 80% shareholder vote requirement.

     THE SHAREHOLDERS AGREEMENT

     Pursuant to a shareholders agreement (the 'Shareholders Agreement'), dated as of May 5, 1997, by and among Parent, the Purchaser, Jeffrey G. Webb (Chairman, President and Chief Executive Officer and a Director of the Company), Gregory C. Webb (Senior Vice President and a Director of the Company), Alan D. Gordon (a Director of the Company), and Randall S. Sturges (a Director of the Company) (each a 'Shareholder' and together, the 'Shareholders'), the Shareholders have agreed to tender all of the Shares beneficially owned by them at the Offer Price and in accordance with the terms and conditions of the Offer, representing in the aggregate 1,738,530 Shares, or approximately 38% of the outstanding Shares of the Company. The effect of the Shareholders' agreeing to tender certain Shares pursuant to the Shareholders Agreement is that the Purchaser would only need to receive tenders for 848,335 additional Shares, or approximately 18.6% of the currently outstanding Shares, to satisfy the Minimum Condition.

     Pursuant to the Shareholders Agreement, the Shareholders have agreed, for a period ending upon the earlier of the consummation of the Merger and four months following the termination of the Merger Agreement in accordance with its terms (the 'Term'), at any meeting of the holders of Shares, however called, or in connection with any written consent of the holders of Shares, to vote (or cause to be voted) the Shares (if any) then held of record or beneficially owned by such Shareholder, (i) in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Shareholders Agreement and any actions required in furtherance thereof; and (ii) against any Acquisition Proposal and against any action or agreement that would impede, frustrate, prevent or nullify the Merger Agreement, or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or which would result in any of the conditions set forth in Annex A to the Merger Agreement or set forth in
Article VI of the Merger Agreement not being fulfilled; provided however, that nothing contained in the Shareholders Agreement shall be construed as requiring any Shareholder who also is a director of the Company to propose, endorse, approve or recommend the Merger Agreement or any transaction contemplated thereby in such Shareholder's capacity as a director of the Company.

     Pursuant to the Shareholders Agreement, the Shareholders have agreed, for the Term of the Shareholders Agreement, that the Shareholders shall not (i) tender, or consent to any tender of, any or all of such Shareholder's Shares, pursuant to any Acquisition Proposal, (ii) transfer, or consent to any transfer of, any or all of such Shareholder's Shares, Company Options or any interest therein, (iii) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Shares, Company Options or any interest therein, (iv) grant any proxy, power-of-attorney or other authorization in or with respect to such Shares or Company Options, (v) deposit such Shares or Company Options into a voting trust or enter into a voting agreement or arrangement with respect to such Shares or Company Options, or (vi) take any other action that would in any way restrict, limit or interfere with the performance of its obligations hereunder or the transactions contemplated hereby or by the Merger Agreement. The Shareholders have further agreed to be bound by the provisions of the Merger Agreement relating to prohibitions on solicitations of Acquisition Proposals to the same extent as the Company.

     Each Shareholder has also granted Parent an irrevocable proxy to vote each Shareholder's Shares in favor of the Merger Agreement and against any Acquisition Proposal.

     THE STOCK PURCHASE AGREEMENTS

     Pursuant to the several Stock Purchase Agreements, each of which is dated as of May 5, 1997, between Parent and each of Messrs. Jeffrey G. Webb, Gregory
C. Webb and W. Kline Boyd (Senior Vice President of the Company) and Ms. J. Kristyn Shepherd (Senior Vice President of the Company) (the 'Executive Group') (the 'Stock Purchase Agreements'), on or before the fifth business day after the consummation of the Offer, each member of the Executive Group will purchase shares of Parent's common stock, par value $.01 per share ('Parent Common Stock'), at a price per share equal to the average closing price of Parent Common Stock for the twenty trading days ending on the day immediately preceding the consummation of the Offer, provided that the purchase price per share will not exceed $4.50 nor be less than $2.80 (the 'Purchase Price'). The exact number of shares of Parent which each member of the Executive Group will purchase will equal (a) the net after-tax proceeds (assuming a 28% tax rate and a basis in each share of $.1666) received by each member of the Executive Group in the Offer or Merger as a result of the sale of 251,165 Shares, 32,500 Shares, 26,810 Shares and 14,525 Shares, in the case of each of Messrs. Jeffrey G. Webb, Gregory C. Webb and W. Kline Boyd and Ms. J. Kristyn Shepherd, respectively, divided by (b) the Purchase Price. If Parent proposes to file a registration statement with respect to an offering by Parent for its own account or an offering for the account of any of its respective securityholders of any shares of Parent Common Stock (other than a registration statement on Form S-4 or S-8), then each member of the Executive Group shall be entitled to include in the offering, subject to certain limitations, his or her shares of Parent Common Stock acquired pursuant to the Stock Purchase Agreements.

     THE EMPLOYMENT AGREEMENTS

     EMPLOYMENT AGREEMENT WITH MR. WEBB. In connection with the Transaction, Parent entered into an employment agreement with Jeffrey G. Webb on May 5, 1997. Under the terms of such agreement, which has a three-year term, Jeffrey G. Webb will serve as Vice Chairman of Parent, as well as President and Chief Operating Officer of the Company. Jeffrey G. Webb will be entitled to a base salary of not less than $375,000 per year and will be eligible to participate in those bonus arrangements which are made available to other senior officers of Parent at a target level of 40% of his base salary. Jeffrey G. Webb will also receive options to purchase 50,000 shares of Parent Common Stock and 'special options' to purchase an additional 347,760 shares of Parent Common Stock. See 'New Option Grants.' Upon termination of Jeffrey G. Webb's employment (i) by the Company without Cause (as defined in the employment agreement), (ii) by Jeffrey G. Webb with Good Reason (as defined in the employment agreement, including a material adverse alteration in his status or responsibilities and relocation more than 50 miles from Memphis, Tennessee), or (iii) following a Change in Control (as defined in the employment agreement), Jeffrey G. Webb will receive continued payments of base salary for the longer of the remainder of the term and one year (two years in case of termination following a Change in Control) (any such applicable period, the 'Continuation Period'), continued coverage under the Parent's welfare benefit plans during the Continuation Period, and additional supplemental pension plan benefits he would have become entitled to had he remained employed for the Continuation Period. Jeffrey G. Webb is subject to a noncompetition covenant for a period of two years following the termination of his employment for any reason (or for the Continuation Period, if longer).

     Pursuant to Jeffrey G. Webb's employment agreement, Jeffrey G. Webb agreed to become a party to the Stockholders Agreement, dated as of August 14, 1995, by and among Robert Nederlander, Leonard Toboroff, P.C., Defined Benefit Plan, Lenny Corp., QEN R.E.R. Corp., JEMC Corp., David Mauer, Dan Cougill and Leonard Toboroff, (the 'Voting Agreement'), and Parent agreed to amend such Voting Agreement so that the parties thereto agree, for the three-year period commencing at the Effective Time and terminating on the third anniversary of such date or upon earlier termination of Jeffrey G. Webb's employment (provided, however, that if the Merger Agreement is terminated, then, at the time of such termination, Jeffrey G. Webb's employment agreement shall be deemed cancelled and of no force and effect), to vote their shares of Parent Common Stock (i) in favor of the election of Jeffrey G. Webb and a designee to the Parent Board of Directors, and (ii) in favor of Parent's 1997 Stock Option Plan. Jeffrey G. Webb's employment agreement further provides that, at any time that Jeffrey G. Webb is serving as an officer of Parent, Parent shall provide him with officer liability insurance and indemnification to the same extent provided to other members of the Parent Board of Directors and other officers of the Parent for all occurrences while he is or was a member of the Parent Board of Directors or an officer of Parent.

     EMPLOYMENT AGREEMENTS WITH OTHER EXECUTIVES. Parent has also entered into employment agreements with Messrs. Gregory C. Webb and W. Kline Boyd and Ms. J. Kristyn Shepherd (each, an 'Executive'). These agreements, each of which has a two year term, provide that Messrs. Webb and Boyd and Ms. Shepherd will serve Varsity Spirit as Senior Vice President and General Manager--UCA, Senior Vice President and General Manager--Varsity Spirit Fashions and Senior Vice President--UCA, respectively, with a base salary of $125,000, $125,000 and $115,000, respectively. The Executives shall be eligible to receive bonuses at the Board's discretion. If an Executive's employment is terminated by the Company other than due to death, disability or for Cause (as defined in the employment agreement), he or she will receive continued payments of base salary for six months following termination. The Executives are each subject to a noncompetition covenant for a period of two years following the termination of their employment for any reason. Messrs. Webb and Boyd and Ms. Sheppard will also receive certain options to purchase shares of Parent Common Stock and 'special options' to purchase additional shares of Parent Common Stock. See 'New Option Grants.'

     NEW OPTION GRANTS. Pursuant to their respective employment agreements with Parent, on the later of the Effective Time and the date of Parent's 1997 Annual Shareholders' Meeting (the applicable date, the 'Grant

Date'), Messrs. Jeffrey G. Webb, Gregory C. Webb and W. Kline Boyd and Ms. Shepherd will receive options to purchase 50,000, 20,000, 30,000, and 20,000 shares of Parent Common Stock, respectively. Such grant may, at the Parent's election, be pursuant to the Parent's 1997 Stock Option Plan (the 'Plan'), in which case it shall be subject to shareholder approval of the Plan. The exercise price of the options shall be equal to the average closing price of a share of Parent Common Stock over the ten (10) consecutive trading days ending on the date immediately prior to the Grant Date. The option shall become exercisable as to 1/3 of the shares originally covered by such option upon the first anniversary of the Grant Date and as to an additional 1/3 of the shares originally covered by such option on each of the second and third anniversaries of the Grant Date. The options shall expire on the earlier of the tenth anniversary of the Grant Date or the thirtieth (30th) day following the date the Executive's employment is terminated for any reason; provided, however, that if the Company terminates the Executive's employment at any time without Cause (as defined in the applicable employment agreement but without regard to whether such employment agreement had expired) or, in case of Jeffrey G. Webb, Mr. Jeffrey Webb terminates his employment for Good Reason (as defined in his employment agreement but without regard to whether such employment agreement had expired), then the option shall become fully vested and shall remain exercisable for a period of one year following such termination of employment; and, provided further that if the Executive's employment is terminated on account of death or disability, then upon such termination the option shall become fully vested and shall remain exercisable for a period of one year following such termination of employment. The option shall also become fully vested upon the occurrence of a Change in Control (as defined in the applicable employment agreement).

     In addition, Messrs. Jeffrey G. Webb, Gregory C. Webb and Boyd and Ms. Shepherd will receive, within thirty days immediately following the Effective Time, 'special options' to purchase an additional 347,760 shares, 45,000 shares, 36,990 shares and 20,250 shares of Parent Common Stock, respectively. Such grant may, at the Parent's election, be pursuant to the Plan, in which case it shall be subject to shareholder approval of the Plan. The exercise price of the special option shall be equal to the lower of (i) the average closing price of a share of Parent Common Stock over the ten consecutive trading days ending on the date immediately prior to the Effective Time and (ii) $3.80. The special option shall be fully vested as of the date of grant and shall become exercisable as of the date of shareholder approval of the Plan. The special option shall expire on the tenth anniversary of the date of grant. If shareholders of Parent fail to approve the Plan (which Parent intends to submit to shareholders for approval at its 1997 Annual Meeting of Shareholders), the executives and the Company have agreed to discuss alternative mechanisms to provide the executives with the economic equivalent of such special options.

INTERESTS OF CERTAIN PERSONS IN THE TRANSACTION

     The Board of Directors of the Company was aware that certain officers and directors of the Company have certain interests in the Transaction, including those referred to below, that present actual or potential conflicts of interest in connection with the Offer and considered such factors along with other matters described in Item 4 under 'Reasons for Recommendation.'

     As of May 5, 1997, the executive officers and directors of the Company owned an aggregate of 1,892,152 Shares and held Company Options to purchase an aggregate of 314,125 Shares (whether or not exercisable). On such date, the Shares owned by executive officers and directors of the Company and the Options held by such persons (whether or not exercisable) together constituted approximately 48.4% of the outstanding Shares on a fully diluted basis (assuming the exercise of all outstanding Company Options). If the Transaction is consummated, subject to the consent of the Company Option holder, each outstanding Company Option will be surrendered and cancelled in exchange for a cash payment equal to the number of Shares subject to such option, multiplied by the Offer Price, less the aggregate exercise price of such Company Option.

     The following table sets forth, as of May 5, 1997, the number of Shares and Company Options owned by, and the aggregate amounts to be received by, each executive officer and director of the Company who owns any Shares or Company Options, and all executive officers and directors of the Company as a group, pursuant to the

Transaction. Other than the individuals named below, no executive officer or director of the Company owns any Shares.


                                                                               TOTAL CASH AMOUNT
NAME OF DIRECTOR OR EXECUTIVE OFFICER OF THE COMPANY    SHARES      OPTIONS     TO BE RECEIVED
----------------------------------------------------   ---------    -------    -----------------
Alan D. Gordon......................................     648,500          0       $12,256,650
Randall S. Sturges..................................     460,000          0         8,694,000
William C. Willis, Jr. .............................       3,000      7,000           117,740
Jeffrey G. Webb.....................................     553,455     91,325        11,359,705
Gregory C. Webb.....................................      72,095     46,875         1,822,537
W. Kline Boyd.......................................      60,000     46,875         1,593,941
J. Kristyn Shepherd.................................      32,502     53,050         1,190,683
Roy F. Kramer.......................................           0      2,000            10,800
Richard F. Strup....................................       2,000      2,000            48,600
John M. Nichols.....................................           0     22,000           128,840
Deana C. Roberts....................................         300      7,500            38,670
Richard R. Bowers...................................           0      9,000            65,100
Robert Dunseath.....................................      60,300     26,500         1,430,750
All Directors and Executive Officers as a Group
  (13 Persons)......................................   1,892,152    314,125       $38,758,016

OTHER MATTERS

     APPRAISAL RIGHTS. No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, holders of Shares will have certain rights under Section 48-23-102 of the TBCA to dissent and demand appraisal of, and payment in cash for the fair value of, their Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the Offer Price and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price or the Merger Consideration.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     (A) RECOMMENDATION OF THE BOARD OF DIRECTORS.

     The Board of Directors (with two interested directors abstaining) has unanimously approved the Merger Agreement and the transactions contemplated thereby and determined that each of the Offer and the Merger is fair to, and in the best interests of, the stockholders of the Company. The Board of Directors recommends that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

     (B) BACKGROUND OF THE TRANSACTION.

     The Company was incorporated in 1983 as the successor to a limited partnership formed in 1974 by Jeffrey G. Webb, President of the Company. In

1989, the Company effected a leveraged recapitalization by merging with a newly formed corporation, the shareholders of which included Alan D. Gordon and Randall S. Sturges, individual investors and directors of the Company. In January 1992, the Company completed its initial public offering of Shares, through which it raised approximately $12.6 million.

     Commencing late in the first quarter of 1996, management and the Board of Directors of the Company held a series of discussions concerning the strategic direction of the Company and its business, including the possibility of acquisitions of complementary businesses, a secondary offering of the Company's Shares or a sale of the Company. In March 1996, the Company retained Goldman, Sachs & Co. ('Goldman Sachs') to serve as its financial advisor in connection with various strategic alternatives, including a possible sale of the Company. The Board of Directors of the Company directed Goldman Sachs to approach certain selected potential strategic and financial buyers to solicit interest in a possible sale transaction. During the months of March, April and May 1996, Goldman Sachs contacted on behalf of the Company certain of such strategic and financial buyers. In June 1996, the Board of Directors of the Company determined to defer a decision on the sale process.

     On October 8, 1996, Berenson Minella & Company ('Berenson Minella'), Parent's financial advisor, presented to Parent's management an analysis of the Company based on publicly available information. On October 31, 1996, Raymond J. Minella of Berenson Minella contacted, on behalf of Parent, Alan D. Gordon (a member of the Company's Board) on a preliminary basis to discuss a possible strategic combination of the two companies. Mr. Minella again contacted Mr. Gordon on November 5, and subsequent thereto Parent and the Company executed a confidentiality agreement dated November 21, 1996.

     In early December 1996, David Mauer, Chief Executive Officer of Parent, and Jeffrey G. Webb met at the Company's executive offices in Memphis, Tennessee to discuss the feasibility of a possible business combination transaction. Following the meeting, Mr. Webb expressed a willingness to continue to explore the possibility of such a combination. Thereafter, Mr. Mauer telephoned Mr. Webb and suggested that each company's financial advisors meet to discuss a possible business combination.

     On January 7, 1997, members of Parent's management (including Mr. Mauer, Dan Cougill, President and Chief Operating Officer of Parent, and David Groelinger, Chief Financial Officer of Parent) and Mr. Minella met in Memphis with Mr. Webb and John M. Nichols, the Company's Chief Financial Officer, and a representative of Goldman Sachs concerning the Company's business and the business of Parent. Parent was advised by the Company, through Goldman Sachs, that any transaction could not be subject to any significant financing conditions. Parent indicated its willingness to consider and explore various transaction structures.

     On January 28, 1997, the Executive Committee of Parent's Board of Directors met to discuss a possible transaction with the Company. The following day, representatives of NationsBank met with management representatives of Parent in order to become more familiar with Parent's operations and financial structure.


     On February 9, 1997, at the invitation of Mr. Webb, Mr. Mauer met Mr. Webb in Orlando, Florida during the national cheerleading championship sponsored by the Company. During the visit, Messrs. Webb and Mauer discussed various management and integration issues with regard to a possible business combination.

     On February 10, 1997, representatives of the parties' financial advisors met in New York, at which meeting Berenson Minella discussed the possibility of a transaction at $18.00 per Share. On February 27, 1997, Messrs. Webb and Nichols met with Messrs. Robert E. Nederlander, Chairman of Parent, Leonard Toboroff, Vice President and a director of Parent, and Messrs. Mauer and Groelinger to introduce Mr. Webb to Messrs. Nederlander and Toboroff. The next day, Messrs. Webb and Nichols met with representatives of Parent at Parent's headquarters in New York to discuss various aspects of a possible business combination.

     Following further discussions as to alternative structures for the transaction and Parent's review of additional information, on March 14, 1997, Parent indicated it would be prepared to proceed with an acquisition of the Company at $19.00 per Share, conditioned upon the 'rollover' by certain senior members of the Company's management (consisting of Jeffrey G. Webb, Gregory C. Webb, W. Kline Boyd and J. Kristyn Shepherd) of up to 325,000 shares of Company Common Stock into a security convertible into shares of Parent Common Stock and the principal stockholders of the Company (consisting of Jeffrey G. Webb, Gregory C. Webb, Alan D. Gordon and Randall S. Sturges) contractually committing to support the transaction. Representatives of the Company, after consultations with members of the Company's Board, indicated that the Company would be prepared to proceed with a transaction at a price of $19.00 per Share if a number of outstanding substantive open issues could be resolved (including the tax free nature of the 'rollover') and if financing commitments acceptable to the Company were obtained by Parent. Based on the foregoing, Parent agreed to proceed to procure financing commitments and continue its due diligence inquiries.

     On March 18, 1997, initial drafts of acquisition agreements were circulated and negotiations concerning the terms of such agreements commenced. On March 19, 1997, representatives of Parent, the Bridge Lenders and their respective counsel, representatives of Grant Thornton LLP (Parent's independent auditors) and counsel to the Company met in New York to discuss the process, proposed timing and structure of the transaction and the timing of the prospective financing sources' due diligence review leading to a definitive commitment to finance the proposed transaction.

     On March 25, 1997, the Board of Directors of the Company held a special meeting to consider the possibility of a transaction whereby the Company would be acquired by Parent. The Company's Board reviewed the status of discussions with Parent and received oral reports from the Company's management and Goldman Sachs and a review by legal counsel of the legal standards applicable to business combination transactions.


     Following a series of discussions concerning the proposed 'rollover' by certain members of Company management of an aggregate of 325,000 Shares into a security convertible or exchangeable into shares of Parent Common Stock, counsel to the Company and counsel to Parent concluded that there could be no assurance that such rollover could be accomplished on a tax-free basis. Accordingly, on April 2, 1997, Parent submitted an alternative proposal, pursuant to which such members of management would agree to reinvest the after-tax cash proceeds to be received by them in the Offer from the sale of 325,000 Shares towards the purchase of Parent shares at a to-be-agreed upon price. In addition, such members of management would receive options to purchase a number of Parent shares such that the number of reinvestment shares plus the number of option shares would equal the number of shares of Parent which would have been otherwise received in the 'rollover.' After consideration of the alternative proposal, it was determined to continue to proceed with negotiations relating to a possible transaction.

     A draft of the Bridge Commitment Letter with respect to Parent's proposed bridge financing was circulated to the Company and its counsel and Goldman Sachs on April 2, 1997. After review of the draft commitment letter, the Company and its counsel determined that the letter contained unacceptable conditions to the prospective lenders' obligations to finance the proposed offer and merger. Following several discussions among NationsBank, the Company, Parent and their respective financial advisors and counsel, NationsBank agreed to revise its commitment in a manner satisfactory to the Company, conditioned upon an accelerated schedule for payment of the fees associated with the financing.

     On April 8, 1997, Mr. Webb met with Mr. Mauer to discuss cross-marketing opportunities and prospective operations of the combined company. Messrs. Webb, Mauer and Groelinger also discussed the pricing mechanism for the purchase of Parent Common Stock by the executives of the Company. Mr. Webb also met that day with Mr. Nederlander to discuss the future opportunities of the combined company.

     On April 21, 1997, Mr. Mauer met with Mr. Webb to discuss certain management and organizational issues relating to the potential transaction. On April 22, 1997, the Board of Directors of Parent held a regularly scheduled meeting at which management updated the directors on the status of the negotiations relating to the transaction.

     On April 30, 1997, in view of the accelerated payment schedule associated with the financing, the Company and Parent tentatively agreed that the price to be paid for the Shares would be reduced to $18.90 per Share, that the Company would agree to contribute $650,000 toward the accelerated payment of the bridge commitment fee, and the parties would continue to proceed with negotiations toward a definitive agreement and attempt to finalize the terms of the Bridge Commitment Letter and the committment letter relating to the new revolving credit facility to be entered into by Parent and certain banks.

     During the period from March 19, 1997 through May 5, 1997, representatives of Parent and the Company and their respective legal advisors negotiated definitive terms of a merger agreement. Among other things, during the course of such negotiations (i) the conditions to Parent's and the Purchaser's obligation to consummate the Offer were narrowed; (ii) the scope of the representations and warranties made by the Company was narrowed; (iii) the fiduciary duty exception to the provision in the Merger Agreement which prohibits the Board of the Company from engaging in negotiations with, or providing information to, any person (other than Parent or its affiliates) relating to any Acquisition Proposal (as defined in the Merger Agreement) was expanded and a proposed break-up fee payable in the event that the Board of Directors of the Company accepts a Superior Proposal (as defined in the Merger Agreement) from a third party was eliminated; and (iv) the circumstances under which certain expenses of Parent, the Purchaser and their affiliates were reimbursable by the Company were narrowed and the amount of such expenses was limited to $4,250,000.

     On May 1, 1997, Messrs. Mauer and Groelinger spoke with Mr. Nichols to review the Company's first quarter financial results and to receive a due diligence update.

     On May 4, 1997, the Board of Directors of the Company held a special telephonic meeting (Richard F. Strup and Roy F. Kramer were not in attendance) to discuss the status of the transaction. Counsel to the Company again reviewed the fiduciary duties of directors and reviewed in detail the terms and conditions of the draft Merger Agreement, Shareholders Agreement and Stock Purchase Agreements. Representatives of Goldman Sachs presented preliminary materials regarding the proposed transaction to the Board of Directors of the Company. The Board meeting was adjourned until May 5, 1997, pending resolution of certain issues relating to Parent's continuing negotiation of its bank financing.

     On May 5, 1997, the Board of Directors of Parent held a special meeting to review, with the advice and assistance of Parent's financial and legal advisors, the final proposed terms and conditions of the proposed Merger Agreement and Offer and related transactions. At such meeting, Berenson Minella delivered its presentation to the Board of Directors of Parent. Counsel to Parent reviewed the fiduciary duties of directors and reviewed in detail the terms and conditions of the Transaction agreements. Following the Board's review of the final terms of the Merger Agreement and the Offer and related transactions, Parent's Board of Directors unanimously determined to approve the Merger Agreement and related transaction agreements.

     On May 5, 1997, the Board of Directors of the Company reconvened its special telephonic meeting, with all directors present. Goldman Sachs summarized and reviewed materials regarding the proposed transaction in final form and delivered its opinion that, as of May 5, 1997, the $18.90 per Share in cash to be received by the holders of Shares in the Offer and the Merger was fair to such holders. (See Annex I attached hereto.) Counsel to the Company again summarized the terms of the Offer and the Merger. The Board of Directors of the Company (with Jeffrey G. Webb and Gregory C. Webb absent due to their status as prospective employees of, and investors in, Parent) then discussed the merits of the proposed Offer and Merger. Following such discussion, the Board of Directors of the Company (with two interested directors, Jeffrey G. Webb and Gregory C. Webb, abstaining) unanimously approved the Merger Agreement, authorized execution and delivery thereof, determined that the Offer and the Merger are fair to and in the best interests of the holders of Shares and recommended that shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer. After the vote of the Board of Directors of the Company, Jeffrey G.

Webb and Gregory C. Webb returned to the meeting and expressed their support for the Transaction and the Board's action.

     The Merger Agreement, the Shareholders Agreement and the Stock Purchase Agreements were executed the evening of May 5, 1997.

     Prior to the commencement of trading on May 6, 1997, the Company and Parent issued a joint press release regarding the execution of the Merger Agreement.

     On May 12, 1997, the Purchaser commenced the Offer.

     (C) REASONS FOR RECOMMENDATION.

     In making this recommendation, the Board of Directors considered a number of factors, including, but not limited to, the following:

          (i) the terms and provisions of the Offer, the Merger and the Merger Agreement;

          (ii) discussions with management of the Company (at board meetings on March 25, May 4 and May 5, 1997 and at previous board meetings) relating to the financial position, results of operations, business and prospects of the Company, including the prospects of the Company if the Company were to remain independent;

          (iii) the results of the process undertaken to identify and solicit proposals from third parties to enter into a transaction with the Company;

          (iv) the trading price of the Shares over the last three years, and the fact that the $18.90 price in connection with the Offer and the Merger represents a premium of approximately 30% over the last sale price of $14.50 for the Shares on the NASDAQ on May 5, 1997, the day prior to the public announcement of the execution of the Merger Agreement;

          (v) the views expressed by management and Goldman Sachs that, based on the process undertaken to identify and solicit proposals from third parties, it was unlikely that other parties would propose a transaction that was more favorable to the Company's shareholders;

          (vi) the presentations by Goldman Sachs, at the May 4 and May 5, 1997 board meetings and the written opinion of Goldman Sachs, dated May 5, 1997, to the effect that, as of such date, and based on the assumptions made, matters considered and limits of review as set forth in such opinion, the $18.90 per share in cash to be received by the holders of Shares in the Offer and the Merger was fair to such holders. A copy of the written opinion of Goldman Sachs, which sets forth the assumptions made, matters considered and certain limitations on the scope of review undertaken by Goldman Sachs, is attached as Annex I, is filed as Exhibit (a)(6) hereto and is incorporated herein by reference. SHAREHOLDERS ARE URGED TO, AND SHOULD, READ THE OPINION OF GOLDMAN SACHS CAREFULLY IN ITS ENTIRETY;


          (vii) the fact that certain disinterested holders (Messrs. Alan D. Gordon and Randall S. Sturges) of approximately 24% of the Shares were prepared to endorse the Merger Agreement;

          (viii) the fact that the Offer and the Merger are not conditioned on the availability of financing; and

          (ix) the fact that the Merger Agreement permits the Board, in the exercise of its fiduciary duties, to terminate the Merger Agreement in favor of a superior alternative acquisition proposal, although such termination would trigger the reimbursement by the Company of expenses incurred by Parent and the Purchaser up to a maximum of $4.25 million.

     The Board of Directors recognized that consummation of the Offer and the Merger will deprive current shareholders of the Company of the opportunity to participate in the future growth prospects of the Company and, therefore, in reaching its conclusion to approve the Offer and the Merger, determined that the historical results of the operations and future prospects of the Company are adequately reflected in the $18.90 price per Share. The Board of Directors also noted that although the Company has for some period of time been identified as a potential acquisition candidate, and Goldman Sachs has assisted the Company in identifying and contacting potential investors in or purchasers of the Company, no buyer other than Parent had indicated an intention to make a proposal to purchase all of the Shares for cash on terms as favorable to the Company and its shareholders as those in the Offer and the Merger.

     Considering these factors, the Board of Directors determined that acceptance of the Offer and the tender of Shares pursuant to the Offer, and the approval and adoption of the Merger and the Merger Agreement would be in the best interest of the Company's shareholders.

     In view of the variety of factors considered in connection with its evaluation of the Transaction, the Board of Directors did not assign relative weights to the specific factors considered in reaching its decision.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to a letter agreement dated March 25, 1996, the Company engaged Goldman Sachs to act as its financial advisor in connection with various financial and strategic alternatives, including but not limited to the possible sale of all or a portion of the Company. Pursuant to the terms of the letter agreement, the Company has agreed to pay Goldman Sachs upon consummation of the Offer and the Merger a transaction fee equal to the sum of (i) 1.5% of the total consideration to be paid by Purchaser for all outstanding Shares in the Offer and the Merger and (ii) the product of 5% of the excess of the transaction value per share over $18.50 and the number of Shares outstanding, on a fully diluted basis, immediately prior to the time that Shares are accepted for exchange in the Offer. The Company has agreed to reimburse Goldman Sachs for reasonable out-of-pocket expenses, including attorneys' fees, and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws.

     Except as described herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, all of the Company's executive officers, directors and affiliates who own shares presently intend to tender such shares to Purchaser pursuant to the Offer. See Item 3 for information concerning an agreement (the Shareholders Agreement) pursuant to which certain officers and directors have made certain commitments to tender their Shares to Purchaser pursuant to the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

     (a) Except as set forth herein, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or
(iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there are no transactions, Board of Directors resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     None.

ITEM 9.  MATERIAL REQUIRED TO BE FILED AS EXHIBITS.

EXHIBIT
  NO.
-------
(a)(1)  -- Offer to Purchase, dated May 12, 1997 (filed as Exhibit (a)(1) to the
           Schedule 14D-1 of Cheer Acquisition Corp. and Riddell Sports Inc. filed with the Securities and Exchange Commission (the 'Commission') on May 12, 1997 (the 'Schedule 14D-1') and incorporated herein by reference).*

(a)(2)  -- Letter of Transmittal, dated May 12, 1997 (filed as Exhibit (a)(2) to the Schedule 14D-1 and incorporated herein by reference).*

(a)(3)  -- Letter to Stockholders, dated May 12, 1997.*+

(a)(4)  -- Form of Summary Advertisement, dated as of May 12, 1997 (filed as
           Exhibit (a)(8) to the Schedule 14D-1 and incorporated herein by reference).

(a)(5)  -- Text of press release issued by Riddell Sports Inc. and Varsity
           Spirit Corporation, dated May 6, 1997 (filed as Exhibit (a)(7) to the
           Schedule 14D-1 and incorporated herein by reference.

(a)(6)  -- Opinion of Goldman, Sachs & Co., dated May 5, 1997 (attached to this
           Schedule 14D-9 as Annex I).*+

(c)(1)  -- Agreement and Plan of Merger, dated as of May 5, 1997, among Cheer
           Acquisition Corp., Riddell Sports Inc. and Varsity Spirit Corporation (filed as Exhibit (c)(1) to the Schedule 14D-1 and incorporated herein by reference).*

(c)(2)  -- Shareholders Agreement, dated as of May 5, 1997, among Riddell Sports
           Inc., Cheer Acquisition Corp., Jeffrey G. Webb, Gregory C. Webb, Alan
           D. Gordon and Randall S. Sturges (filed as Exhibit (c)(2) to the
           Schedule 14D-1 and incorporated herein by reference).*

(c)(3)  -- Stock Purchase Agreement, dated as of May 5, 1997, between Riddell
           Sports Inc. and Jeffrey G. Webb (filed as Exhibit (c)(3) to the
           Schedule 14D-1 and incorporated herein by reference).*

EXHIBIT
  NO.
-------
(c)(4)  -- Stock Purchase Agreement, dated as of May 5, 1997, between Riddell
           Sports Inc. and Gregory C. Webb (filed as Exhibit (c)(4) to the
           Schedule 14D-1 and incorporated herein by reference).*

(c)(5)  -- Stock Purchase Agreement, dated as of May 5, 1997, between Riddell
           Sports Inc. and W. Kline Boyd (filed as Exhibit (c)(5) to the
           Schedule 14D-1 and incorporated herein by reference).*

(c)(6)  -- Stock Purchase Agreement, dated as of May 5, 1997, between Riddell
           Sports Inc. and J. Kristyn Shepherd (filed as Exhibit (c)(6) to the
           Schedule 14D-1 and incorporated herein by reference).*

(c)(7)  -- Employment Agreement, dated as of May 5, 1997, between Riddell Sports
           Inc. and Jeffrey G. Webb (filed as Exhibit (c)(7) to the Schedule 14D-1 and incorporated herein by reference).

(c)(8)  -- Employment Agreement, dated as of May 5, 1997, between Riddell Sports
           Inc. and Gregory C. Webb (filed as Exhibit (c)(8) to the Schedule 14D-1 and incorporated herein by reference).

(c)(9)  -- Employment Agreement, dated as of May 5, 1997, between Riddell Sports
           Inc. and W. Kline Boyd (filed as Exhibit (c)(9) to the Schedule 14D-1 and incorporated herein by reference).

(c)(10) -- Employment Agreement, dated as of May 5, 1997, between Riddell Sports
           Inc. and J. Kristyn Shepherd (filed as Exhibit (c)(10) to the
           Schedule 14D-1 and incorporated herein by reference).

(c)(11) -- Employment Agreement between Company and Jeffrey Webb, filed as
           Exhibit 10.8 to the Company's Registration Statement on Form S-1 (Registration Statement No. 33-44431) filed with the Securities and Exchange Commission on December 10, 1991, is incorporated herein by reference.

(c)(12) -- Employment Agreement between Company and Gregory Webb, filed as
           Exhibit 10.7 to the Company's Registration Statement on Form S-1 (Registration Statement No. 33-44431) filed with the Securities and Exchange Commission on December 10, 1991, is incorporated herein by reference.

(c)(13) -- Employment Agreement between Company and W. Kline Boyd, filed as
           Exhibit 10.2 to the Company's Registration Statement on Form S-1 (Registration Statement No. 33-44431) filed with the Securities and Exchange Commission on December 10, 1991, is incorporated herein by reference.

(c)(14) -- Employment Agreement between Company and Kristyn Shepherd, filed as
           Exhibit 10.4 to the Company's Registration Statement on Form S-1 (Registration Statement No. 33-44431) filed with the Securities and Exchange Commission on December 10, 1991, is incorporated herein by reference.

(c)(15) -- Employment Agreement between Company and John M. Nichols, filed as
           Exhibit 10(r) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (File No. 0-19790), is incorporated herein by reference.

(c)(16) -- Employment Agreement between the Company and Robert Dunseath, filed as Exhibit 10.3 to the Company's Registration Statement on Form S-1 (Registration Statement No. 33-44431) filed with the Securities and Exchange Commission on December 10, 1991, is incorporated herein by reference.

(c)(17) -- Employment Agreement between the Company and Deana Roberts, filed as
           Exhibit 10(n) to the Company's Transition Report on Form 10-K for the transition period from April 1, 1994 to December 31, 1994 (File No. 0-19790), is incorporated herein by reference.

(c)(18) -- Amendment to Employment Agreement between the Company and Jeffrey
           Webb, filed as Exhibit 10(s) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (File No. 0-19790), is incorporated herein by reference.

EXHIBIT
  NO.
-------
(c)(19) -- Amendment to Employment Agreement between the Company and Gregory
           Webb, filed as Exhibit 10(t) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (File No. 0-19790), is incorporated herein by reference.

(c)(20) -- Amendment to Employment Agreement between the Company and W. Kline
           Boyd, filed as Exhibit 10(v) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (File No. 0-19790), is incorporated herein by reference.

(c)(21) -- Amendment to Employment Agreement between the Company and J. Kristyn
           Shepherd, filed as Exhibit 10(u) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (File No. 0-19790), is incorporated herein by reference.

------------------
* Included in copies mailed to shareholders.
+ Filed herewith.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          VARSITY SPIRIT CORPORATION

                                          By:   /s/ JEFFREY G. WEBB
                                                  Jeffrey G. Webb
                                                   President and
                                              Chief Executive Officer

                                                                      SCHEDULE I
                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

GENERAL

     This Information Statement is being mailed on or about May 12, 1997 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the 'Schedule 14D-9') of Varsity Spirit Corporation, a Tennessee corporation (the 'Company'), to the holders of record of shares of common stock, par value $.01 per share, of the Company (the 'Common Stock' or the 'Shares'). You are receiving this Information Statement in connection with the possible election of persons designated by Riddell (as defined below) to a majority of the seats on the Board of Directors of the Company (the 'Company Board').

     On May 5, 1997, the Company, Riddell Sports Inc., a Delaware corporation ('Riddell'), and Cheer Acquisition Corp., a Tennessee corporation and a wholly-owned subsidiary of Riddell ('Purchaser'), entered into an Agreement and Plan of Merger (the 'Merger Agreement') pursuant to which (i) Riddell will cause the Purchaser to commence a tender offer (the 'Offer') for all outstanding Shares at a price of $18.90 per Share, net to the seller in cash and (ii) the Purchaser will be merged with and into the Company (the 'Merger'). As a result of the Offer and Merger, the Company will become a wholly-owned subsidiary of Riddell.

     The Merger Agreement provides that, promptly after the purchase of a majority of the outstanding Shares pursuant to the Offer, Riddell shall be entitled to designate such number of directors (the 'Riddell Designees') on the Company Board as will give Riddell representation proportionate to its ownership interest. The Merger Agreement requires the Company to take such action as Riddell may request to cause the Riddell Designees to be elected to the Company Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and Rule 14f-1 thereunder.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined shall have the meaning set forth in the Schedule 14D-9.

     The information contained in this Information Statement concerning Riddell and the Purchaser has been furnished to the Company by Riddell. The Company assumes no responsibility for the accuracy or completeness of such information.

RIGHT TO DESIGNATE DIRECTORS; THE RIDDELL DESIGNEES

     The Merger Agreement provides that, subject to compliance with applicable law, promptly upon the purchase of and payment by the Purchaser for Shares pursuant to the Offer which represent at least a majority of the outstanding Shares (on a fully diluted basis), Riddell will be entitled to designate such number of Riddell Designees, rounded up to the next whole number, on the Company Board as is equal to the product of the total number of directors on the Company Board (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by Purchaser, Riddell and any of their affiliates bears to the total number of Shares then outstanding. The Company will promptly, upon the request of Purchaser, use its best efforts to cause the Riddell Designees to be so elected, including, if necessary, increasing the size of the Company Board or seeking the resignations of one or more existing directors. Notwithstanding the foregoing, until the Effective Time of the Merger, the Company Board will have at least two directors who are directors on the date of execution of the Merger Agreement.

     Set forth below is certain information with respect to the initial Riddell
Designees:

     Robert E. Nederlander. Mr. Nederlander has been Chairman of the Board of Riddell since May 1988 and was the Parent's Chief Executive Officer from May 1998 through May 1, 1993. From February until June 1992, Mr. Nederlander was also Riddell's interim President and Chief Operating Officer. Mr. Nederlander has been President and a Director since November 1981 of the Nederlander Organization, Inc., owner and operator of one of the world's largest chains of legitimate theaters. He served as the Managing General Partner of the New York Yankees from August 1990 until December 1991, and has been a limited partner since 1973. Mr. Nederlander has been President since October 1985 of the Nederlander Television and Film Productions, Inc.; Chairman of the Board since January 1988 of Mego Corporation and Vice Chairman of the Board since February 1988 to early 1993 of Vacation Spa Resorts, Inc., an affiliate of Mego Corporation and Chairman of the Board of Allis-Chalmers Corp. from May 1989 to 1993, when he became Vice Chairman. In 1995, Mr. Nederlander became a director of HFS Incorporated. Mr. Nederlander was a senior partner in the law firm of Nederlander, Dodge and Rollins in Detroit, Michigan, between 1960 and 1989.

     David M. Mauer. Mr. Mauer became Riddell's Chief Executive Officer on May 1, 1993, succeeding Mr. Nederlander. Mr. Mauer was President of Mattel U.S.A. from late 1990 through the beginning of 1993 and was President of Tonka U.S.A. Toy Group from 1988 until 1990. In 1995, Mr. Mauer was elected a member of the Board of Directors of The Topps Company, Inc.

     Leonard Toboroff. Mr. Toboroff has been Vice President of Riddell since May 1988. Since May 1989, Mr. Toboroff has been a Vice President and Vice Chairman of the Board of Allis-Chalmers Corp. Mr. Toboroff has been a practicing attorney since 1961 and from January 1, 1988 to December 31, 1990, was counsel to Summit Solomon & Feldesman in New York City, which was counsel to the Parent from May 1988 through February 1993. He has been a Director since August 1987 and was Chairman and Chief Executive Officer from December 1987 to May 1988 of Ameriscribe Corp. Mr. Toboroff was Chairman and Chief Executive Officer from May-July 1982, and then was Vice Chairman from July 1982 through September 1988 of American Bakeries Company. Mr. Toboroff has been a director of Banner Aerospace, Inc., a supplier of aircraft parts, since September 1992. He has been a director of Engex, Inc. and director of Saratoga Springs Beverage Co. since 1993.


     David Groelinger. In March 1996, Mr. David Groelinger was appointed Riddell's Chief Financial Officer. Before joining Riddell and from 1994 he was a member of the Board of Directors, Executive Vice President and Chief Financial Officer of Regency Holdings (Cayman) Inc., which owned and operated a major international cruise line. Prior to 1994 Mr. Groelinger served in various senior financial capacities during twelve years at Chiquita Brands International. Inc. In 1990, he was promoted to Vice President reporting to the Chiquita's President and Chief Operating Officer. Regency Holdings (Cayman) Inc. filed a petition to reorganize under Chapter 11 of the United States Bankruptcy Code in November 1995.

     Lisa Marroni. Lisa Marroni has been Vice President, Secretary and General Counsel of Riddell since 1993. Prior to 1993, Ms. Marroni was an associate at Curtis, Mallet-Prevost, Colt & Mosle, a New York law firm. Ms. Marroni has also been an associate at Paul, Weiss, Wharton, Rifkind, Sterling & Garrison in New York and Skadden, Arps, Slate, Meagher & Flom in Los Angeles.

DIRECTORS OF THE COMPANY

     The following table sets forth certain information with respect to the current directors of the Company as of May 5, 1997.

NAME                                              POSITION
--------------------------- ----------------------------------------------------
Jeffrey G. Webb ........... Chairman, President, Chief Executive Officer and
Director since 1983         Director of Company (since 1983). Gregory C. Webb
Age 47                      and Jeffrey G. Webb are brothers.

Gregory C. Webb ........... Senior Vice President and Director of Company (since
Director since 1989         1989); General Manager of Universal Cheerleaders
Age 45                      Association (since 1986).

Alan D. Gordon ............ Director of Company (since 1989); President of
Director since 1989         Richland, Gordon & Company, an investment banking
Age 41                      concern based in Chicago, Illinois (since 1983).

Randall S. Sturges ........ Director of Company (since 1989); investor in
Director since 1989         operating companies (from 1988 to date); General
Age 42                      Partner (from 1984 to 1988) with First Chicago
                            Venture Capital.

NAME                                              POSITION
--------------------------- ----------------------------------------------------
Roy F. Kramer ............. Director of Company (since 1995); Commissioner of
Director since 1995         the Southeastern Athletic Conference (since 1990);
Age 67                      Athletic Director of Vanderbilt University (from
                            1978 to 1990); Head Football Coach of Central
                            Michigan University (from 1967 to 1977).

Richard F. Strup .......... Director of Company (since 1995); Senior Vice
Director since 1995         President--International and Global Properties of
Age 45                      Miller Brewing Company (since 1994); various senior
                            executive positions in Marketing, Miller Brewing
                            Company (1990-1994); Vice President, Marketing of
                            PepsiCo Foods International, Inc. (1988-1989);
                            Director, Miller Brewing Company and Associated
                            Bank, Inc.

William C. Willis, Jr. .... Director of Company (since 1992); Chairman and Chief
Director since 1992         Executive Officer, Willis & Associates, Inc., a
Age 45                      management consulting firm (since December 1995);
                            Executive Vice President and Chief Operating
                            Officer, North America of Tiger Eye Investments
                            Holdings, Ltd. (from May 1995 to June 1996);
                            President, Chief Operating Officer and Director of
                            MBF USA, Inc. (from April 1994 to April 1995);
                            President and Chief Executive Officer (from 1990 to
                            December 1993) of Insituform Technologies, Inc.;
                            President of Paper Art Company, a division of The
                            Mennen Company (from 1986 to 1990).

EXECUTIVE OFFICERS OF THE COMPANY

     The following table sets forth certain information with respect to the current executive officers of the Company as of May 5, 1997.

Jeffrey G. Webb ........... Mr. Jeffrey Webb has been Chairman, President and
Chairman, President, Chief  Chief Executive Officer and a director of the
Executive Officer and       Company since its formation in 1983 and was the
Director                    founder and sole general partner of the Company's
Age 47                      predecessor, Universal Sports Camps, Ltd., a Texas
                            limited partnership formed in 1974. Prior to founding the Company, Mr. Webb was Vice
                            President/General Manager of the National
                            Cheerleaders Association from January 1972 to
                            September 1974.

Gregory C. Webb ........... Mr. Gregory Webb has been with the Company for over
Senior Vice President, UCA  seventeen years, has been a director and a Senior
General Manager and         Vice President of the Company since 1989, and
Director                    General Manager of Universal Cheerleaders
Age 45                      Association since 1986. Prior to being named to his
                            present position, Mr. Webb served in various similar capacities for the Company. Jeffrey G. Webb and Gregory C. Webb are brothers.

W. Kline Boyd ............. Mr. Boyd has been with the Company in his present
Senior Vice President and   position since March 1989 and has been an investor
Varsity Spirit Fashions     in the Company and its predecessor since 1974. Prior
General Manager             to joining the Company, Mr. Boyd was, and he
Age 43                      continues to be, a partner of Boyd & McWilliams Oil
                            & Gas Properties of Midland, Texas.

John M. Nichols ........... Mr. Nichols joined the Company on April 1, 1992 as
Senior Vice President,      Vice President, Accounting and Income Taxes and has
Finance and Chief           been Senior Vice President, Finance since July 1992
Financial Officer           and Chief Financial Officer since April 1994. From
Age 45                      October 1988 through March 1992, Mr. Nichols owned
                            and operated an independent certified public accounting practice, during the course of which he provided accounting and financial consulting services to the Company. Prior to October 1988, Mr.
                            Nichols was Chief Financial Officer of French
                            Quarter Inn, Inc. and a partner with the independent certified public accounting firm of BDO Seidman, LLP. In the late 1980's, Mr. Nichols acquired minority general partnership interests in certain land development and hotel operating partnerships and, in connection with his interest in the land development partnership, guaranteed the repayment of certain bank loans that were made to the partnership. The land development and hotel operating partnerships were not as successful as planned and the partnerships filed petitions under Chapter 11 of the federal bankruptcy laws and, as a consequence of his involvement in the land development partnership, on July 1, 1992, Mr.
                            Nichols filed a petition under Chapter 7 of the federal bankruptcy laws, which petition was certified on February 13, 1997.

J. Kristyn Shepherd ....... Ms. Shepherd has been Senior Vice President, UCA
Senior Vice President, UCA  since 1989 and has served in various other
Age 41                      capacities since joining the Company in 1979. Ms.
                            Shepherd oversees UCA's special events, television productions and video marketing materials.

Robert Dunseath ........... Mr. Dunseath has been with the Company for over ten
Age 43                      years and has been Secretary since September 1989.
                            From September 1989 to April 1994, Mr. Dunseath also served as Chief Financial Officer of the Company, and from September 1989 to September 1996, Mr. Dunseath also served as Senior Vice President of the Company, a position which Mr. Dunseath relinquished for medical reasons. Prior to September 1989, Mr. Dunseath served in various other executive capacities with the Company. Prior to affiliating with the Company in 1983, Mr. Dunseath served in various capacities with Taco Hut, Inc. and was a financial analyst with Dobbs Houses, Inc.

Deana Roberts ............. Ms. Roberts joined the Company in December, 1994 as
Senior Vice President,      a Senior Vice President concurrent with the
Varsity/Intropa Tours       acquisition by the Company of the Varsity/Intropa
Age 55                      Tours business. Ms. Roberts' responsibilities
                            include the oversight of Varsity/Intropa's operations in San Jose, California and Houston,
                            Texas. Prior to her current position, Ms. Roberts served as President of Intropa from October 1992 to December 1994. From August 1986 to September 1992, she was Director of Sales and Marketing for Intropa
                            International USA, Inc. Prior thereto, she was Vice
                            President of Ace Group Travel for three years and, earlier still, was employed by various airline companies.

Richard R. Bowers ......... Mr. Bowers joined the Company in June 1993 as Senior
Senior Vice President,      Vice President--Marketing and Strategic Planning.
Marketing and Strategic     Prior to joining the Company, Mr. Bowers served as
Planning                    Senior Vice President with World Cup USA from
Age 47                      February 1993 to July 1993. From August 1992 to
                            February 1993, he was Director of Marketing for World Cup USA. Prior thereto, Mr. Bowers spent seven years in international marketing with Mattel Toys, with his most recent position being Director of International Marketing. Mr. Bowers also spent ten years in marketing and operations with Kimberly-Clark's Consumer Products Group.

EXECUTIVE COMPENSATION

     Summary Compensation Table. The table below presents certain specific information regarding the compensation of the Chief Executive Officer and the other four most highly compensated executive officers of the Company for the Company's last three fiscal years (including the nine month transition period ended December 31, 1994).

                           SUMMARY COMPENSATION TABLE

                                                                       LONG TERM
                                                                  COMPENSATION AWARDS
                                                               --------------------------
                                       ANNUAL COMPENSATION     SECURITIES
NAME AND                              ---------------------    UNDERLYING     ALL OTHER
PRINCIPAL                 FISCAL                     BONUS      OPTIONS/     COMPENSATION
POSITIONS                PERIOD(1)    SALARY ($)    ($)(2)      SARs(#)         ($)(3)
----------------------   ---------    ----------    -------    ----------    ------------
Jeffrey G. Webb.......     1996         143,534      30,000      14,000           500
President & Chief          1995         135,940          --      18,000           250
Executive Officer         SY 1994       101,250      38,000          --           700

Gregory C. Webb.......     1996         107,700      25,000       9,000           500
Senior Vice                1995         105,940          --      10,500           250
President                 SY 1994        78,000      21,000          --           700

W. Kline Boyd.........     1996         107,700      25,000       9,000           500
Senior Vice                1995         105,940          --      10,500           250
President                 SY 1994        77,500      21,000          --           700

John M. Nichols.......     1996          97,128      22,000      10,000           500
Senior Vice                1995          96,940          --      12,000           250
President                 SY 1994        71,500      20,500          --           700

J. Kristyn Shepherd...     1996          97,128      22,000       7,000           500
Senior Vice                1995          96,940          --       9,000           250
President                 SY 1994        71,500      22,750          --           700

------------------
(1) The fiscal years ended December 31, 1996 and December 31, 1995, are denoted '1996' and '1995', respectively; the nine month period ended December 31, 1994, is denoted 'SY 1994'. In March 1994, the Board of Directors elected to change the end of the Company's fiscal year from March 31 to December 31. Thus, the period between April 1, 1994 and December 31, 1994 was treated as a shortened fiscal year.

(2) Represents discretionary cash bonuses granted by the Company for services rendered in the corresponding fiscal year. The amount and timing of bonuses granted to executive officers are determined by the Compensation Committee and approved by the Board of Directors.


(3) Represents amount contributed or accrued by the Company during the corresponding fiscal year on behalf of the named executive officers with respect to the Varsity Spirit Corporation 401(K) Profit Sharing Plan.

     The following table sets forth information as to individual option grants to such executive officers during the year ended December 31, 1996, and the potential realized value of the option grants.

                       OPTION GRANTS FOR FISCAL YEAR 1996

                                            INDIVIDUAL GRANTS
                         --------------------------------------------------------      POTENTIAL REALIZABLE
                                        PERCENT OF                                    VALUE AT ASSUMED ANNUAL
                         NUMBER OF     TOTAL OPTIONS                                   RATES OF STOCK PRICE
                         SECURITIES     GRANTED TO                                    APPRECIATION FOR OPTION
                         UNDERLYING      EMPLOYEES      EXERCISE OR                            TERM
                          OPTIONS        IN FISCAL      BASE PRICE     EXPIRATION    -------------------------
NAME                      GRANTED         YEAR(1)       ($/SH.) (2)     DATE (3)     5% ($) (4)    10% ($) (4)
----------------------   ----------    -------------    -----------    ----------    ----------    -----------
Jeffrey G. Webb.......     14,000           7.8%           15.95         3/14/01       100,309       $254,202
Gregory C. Webb.......      9,000           5.0%           14.50         3/14/06        82,071        207,983
W. Kline Boyd.........      9,000           5.0%           14.50         3/14/06        82,071        207,983
John M. Nichols.......     10,000           5.6%           14.50         3/14/06        91,190        231,093
J. Kristyn Shepherd...      7,000           3.9%           14.50         3/14/06        63,833        161,765

------------------
(1) The total number of options granted to employees during calendar year 1996 was 179,890.

(2) The exercise price is equal to the closing price of the Company's stock on the date of the grant, except for those granted to Mr. Jeffrey G. Webb, which are priced at 110% of the closing price.

(3) Options granted under the Company's 1991 Stock Option Plan typically have a ten-year term from the date of the grant and become exercisable over a three-year period from the date of the grant. Options granted to Mr. J. Webb have a five-year term.

(4) Potential realizable value is based on an assumption that the market price of the stock appreciates at the stated rate, compounded annually, from the date of grant until the end of the applicable option term. These values are calculated based on requirements promulgated by the Securities and Exchange Commission and do not reflect the Company's estimate of future stock price appreciation.

     The following table sets forth information as to option exercises by such executive officers during the fiscal year ended December 31, 1996, and the number and total value of unexercised options as of December 31, 1996.


                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                                          VALUE OF UNEXERCISED
                                                                                              IN-THE-MONEY
                                                          NUMBER OF UNEXERCISED              OPTIONS AT YEAR
                           SHARES                         OPTIONS AT YEAR END(#)                END($)(1)
                         ACQUIRED ON       VALUE       ----------------------------    ---------------------------
         NAME            EXERCISE(#)    REALIZED($)    EXERCISABLE    UNEXERCISABLE    EXERCISABLE   UNEXERCISABLE
----------------------   -----------    -----------    -----------    -------------    -----------   -------------
Jeffrey G. Webb.......         --              --         65,325          26,000         597,989          36,580
Gregory C. Webb.......         --              --         30,875          16,000         281,314          42,690
W. Kline Boyd.........         --              --         30,875          16,000         281,314          42,690
John M. Nichols.......      3,250          23,213          4,000          18,000          16,680          48,360
J. Kristyn Shepherd...         --              --         40,050          13,000         387,030          35,520

------------------
(1) Based on the December 31, 1996 closing price of the Company's Common Stock as reported on the National Association of Securities Dealers Automated Quotation National Market System ($16.00).

COMPENSATION OF DIRECTORS

     Compensation for non-officer directors consists of the following: Messrs. Gordon and Sturges each receive a $15,000 annual fee; Messrs. Willis, Kramer and Strup each receive $2,000 for each Board of Directors meeting attended. Officers who are also directors receive no additional compensation for serving on the Board of Directors.

CERTAIN TRANSACTIONS BETWEEN MANAGEMENT AND THE COMPANY

     The Company has executed a Consulting Agreement with Willis & Associates, Inc. ('Willis'), a company owned by Mr. William Willis, a director of the Company, pursuant to which Willis provides strategic planning as well as business and product development consulting services. As of May 5, 1997, the Company has paid $66,000 in fees to Willis pursuant to the agreement. For each month that the agreement is extended beyond May 5, 1997, Mr. Willis will receive $10,000 per month. Varsity has the right to terminate the agreement at any time upon 30 days' written notice.

     The Company has written employment agreements with certain of its key officers, including each of the executive officers identified in the above table. Each of these agreements provides for an annual base salary, which is reviewed and adjusted on an annual basis, and an annual bonus to be determined by the Compensation Committee and approved by the Board of Directors. Except for the agreement with Mr. Nichols, each of the agreements with the named executive officers was executed by the Company and the officer upon the consummation of the recapitalization of the Company in 1989 and continues in effect through

September 28, 1997. The agreement with Mr. Nichols was executed as of February 28, 1997 and continues in effect until February 28, 1998 and contains, in addition to provisions similar to the agreements with the named executive officers, a one-time bonus of $250,000 payable upon a change in control of the Company, as defined in the agreement. The Company has also executed certain agreements with employees in connection with certain acquisitions by Varsity, which agreements range in term from three to seven years. All the agreements generally contain confidentiality and non-competition provisions and entitle officers whose employment is terminated by the Company without cause to continue to receive their base salary for six months following the termination.

     For a description of the new Employment Agreements entered into by Messrs. Webb, Webb and Boyd and Ms. Shepherd, see Item 3 under 'Summaries of the Agreements--The Employment Agreements' in the Schedule 14D-9.

MEETINGS AND COMMITTEES OF THE COMPANY BOARD

     The members of the Audit Committee consist of Alan D. Gordon and Randall S. Sturges. The Audit Committee makes recommendations to the full Board of Directors with respect to the engagement of independent auditors and reviews with the independent auditors the plan and results of the audit engagement and matters having a material effect on the Company's financial operations.

     The members of the Compensation Committee consist of Alan D. Gordon, Randall S. Sturges, Jeffrey G. Webb and William C. Willis, Jr. The Compensation Committee reviews and approves all salary arrangements and other remuneration for executive officers of the Company.

     During the fiscal year ended December 31, 1996, the Board of Directors met in person or telephonically four (4) times, the Audit Committee met one (1) time and the Compensation Committee met three (3) times. During such fiscal year, all of the directors attended 75% or more of the aggregate number of meetings of the Board of Directors and the Board committees of which such directors were members and were eligible to attend.

COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

     The Company's executive officers, directors and 10% stockholders are required under the Securities Exchange Act of 1934 to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Copies of these reports must also be furnished to the Company. Based solely on a review of copies of such reports furnished to the Company through the date hereof, or written representations that no reports were required, the Company believes that during the year ended December 31, 1996, all filing requirements applicable to its executive officers, directors and 10% holders were met.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL HOLDERS

     The following table sets forth certain information as of March 10, 1997, regarding the beneficial ownership of Common Stock by the shareholders who own more than 5% of the outstanding shares, by each director of the Company, by the Chief Executive Officer and the other executive officers of the Company identified under 'Executive Compensation,' and by all directors and executive officers of the Company as a group. Except as otherwise noted, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. On May 5, 1997, there were 4,563,183 Shares issued and outstanding.

                                      NUMBER OF SHARES OF           PERCENT OF
           NAME(1)              COMMON STOCK BENEFICIALLY OWNED    COMMON STOCK
-----------------------------   -------------------------------    ------------
Alan D. Gordon...............                648,500                    14.2%
Randall S. Sturges...........                460,000                    10.1%
William C. Willis, Jr.(2)....                  8,833                      *
Roy F. Kramer................                    666                      *
Richard F. Strup.............                    666                      *
Jeffrey G. Webb(3)...........                635,624                    13.9%
Gregory C. Webb(4)...........                113,950                     2.5%
W. Kline Boyd(5).............                 98,857                     2.1%
John M. Nichols(6)...........                 11,333                      *
J. Kristyn Shepherd(7).......                 77,885                     1.7%
All Directors and Executive
  Officers as a Group (11
  persons)(8)................              2,151,515                    47.2%
Wasatch Investors............                748,455                    16.5%
Fidelity Management and
  Research Company...........                439,750                    9.67%
Sun Trust Banks, Inc. .......                263,078                    5.78%
Robert Fleming, Inc. ........                229,500                    5.04%

------------------
  * Does not exceed 1%.

(1) With respect to matters concerning the Company, the address of the Company's Directors and Executive Officers is 2525 Horizon Lake Drive, Memphis, Tennessee 38133; the address of Wasatch Investors is 68 South Main Street, Suite 400, Salt Lake City, Utah 84101; the address of Fidelity Management and Research Company is 82 Devonshire Street, Boston, Massachusetts 02109-3614; the address of Sun Trust Banks, Inc. is 25 Park Place, N.E., Atlanta, Georgia 30303; and the address of Robert Fleming, Inc. is 320 Park Avenue, 11th Floor, New York, New York 10022.

(2) Includes 5,833 shares which as of March 10, 1997, could be acquired by Mr. Willis within 60 days upon the exercise of stock options.

(3) Includes 6,178 shares held in trust for the benefit of Mr. Webb's minor children and for which Mr. Webb is the trustee; Mr. Webb disclaims beneficial ownership of such shares. Also includes 75,991 shares which as of March 10, 1997, could be acquired by Mr. Webb within 60 days upon the exercise of stock options.

(4) Includes 37,375 shares which as of March 10, 1997, could be acquired by Mr. Webb within 60 days upon the exercise of stock options.


(5) Includes 1,500 shares owned by Boyd Enterprises, Inc., the majority shareholder and President of which is Mr. Boyd. Also includes 37,375 shares which as of March 10, 1997, could be acquired by Mr. Boyd within 60 days upon the exercise of stock options.

(6) Includes 11,333 shares which as of March 10, 1997, could be acquired by Mr. Nichols within 60 days upon the exercise of stock options.

(7) Includes 45,383 shares which as of March 10, 1997, could be acquired by Ms. Shepherd within 60 days upon the exercise of stock options.

(8) Includes 246,955 shares, which as of March 10, 1997, could be acquired by such directors and executive officers within 60 days upon the exercise of stock options.

                     [LETTERHEAD OF GOLDMAN, SACHS & CO.]

                                                                         ANNEX I

PERSONAL AND CONFIDENTIAL

May 5, 1997

Board of Directors
Varsity Spirit Corporation
2525 Horizon Lake Drive
Memphis, Tennessee 38133

Gentlemen:

You have requested our opinion as to the fairness to the holders of the outstanding shares of Common Stock, par value $.01 per share (the 'Shares'), of Varsity Spirit Corporation (the 'Company') of the $18.90 per Share in cash proposed to be paid by Cheer Acquisition Corp. ('Purchaser') in the Tender Offer and the Merger (as defined below) pursuant to the Agreement and Plan of Merger dated as of May 5, 1997 by and among Riddell Sports, Inc. ('Parent'), Purchaser and the Company (the 'Agreement'). The Agreement provides for a tender offer for all of the Shares (the 'Tender Offer') pursuant to which Purchaser, a wholly-owned subsidiary of Parent, will pay $18.90 per Share in cash for each Share accepted. The Agreement further provides that following completion of the Tender Offer, Purchaser will be merged with and into the Company (the 'Merger') and each outstanding Share will be converted into the right to receive $18.90 in cash.

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement.

In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 1996; certain interim reports to stockholders and Quarterly Reports on Form 10-Q; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the apparel industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.


We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to whether any holder of Shares should tender such Shares in the Tender Offer.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the $18.90 per Share in cash to be received by the holders of Shares in the Tender Offer and the Merger is fair to such holders.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.
(GOLDMAN, SACHS & CO.)

                                 EXHIBIT INDEX

EXHIBIT                                                                     PAGE
  NO.      DESCRIPTION                                                       NO.
-------    ---------------------------------------------------------------- ----
(a)(1)  -- Offer to Purchase, dated May 12, 1997 (filed as Exhibit (a)(1)
           to the Schedule 14D-1 of Cheer Acquisition Corp. and Riddell
           Sports Inc. filed with the Securities and Exchange Commission
           (the 'Commission') on May 12, 1997 (the 'Schedule 14D-1') and incorporated herein by reference).*

(a)(2)  -- Letter of Transmittal, dated May 12, 1997 (filed as Exhibit
           (a)(2) to the Schedule 14D-1 and incorporated herein by reference).*

(a)(3)  -- Letter to Stockholders, dated May 12, 1997.*+

(a)(4)  -- Form of Summary Advertisement, dated as of May 12, 1997 (filed as Exhibit (a)(8) to the Schedule 14D-1 and incorporated herein by reference).

(a)(5)  -- Text of press release issued by Riddell Sports Inc. and Varsity
           Spirit Corporation, dated May 6, 1997 (filed as Exhibit (a)(7) to the Schedule 14D-1 and incorporated herein by reference.

(a)(6)  -- Opinion of Goldman, Sachs & Co., dated May 5, 1997 (attached to this Schedule 14D-9 as Annex I).*+

(c)(1)  -- Agreement and Plan of Merger, dated as of May 5, 1997, among
           Cheer Acquisition Corp., Riddell Sports Inc. and Varsity Spirit Corporation (filed as Exhibit (c)(1) to the Schedule 14D-1 and incorporated herein by reference).*

(c)(2)  -- Shareholders Agreement, dated as of May 5, 1997, among Riddell
           Sports Inc., Cheer Acquisition Corp., Jeffrey G. Webb, Gregory
           C. Webb, Alan D. Gordon and Randall S. Sturges (filed as Exhibit
           (c)(2) to the Schedule 14D-1 and incorporated herein by reference).*

(c)(3)  -- Stock Purchase Agreement, dated as of May 5, 1997, between
           Riddell Sports Inc. and Jeffrey G. Webb (filed as Exhibit (c)(3) to the Schedule 14D-1 and incorporated herein by reference).*

(c)(4)  -- Stock Purchase Agreement, dated as of May 5, 1997, between
           Riddell Sports Inc. and Gregory C. Webb (filed as Exhibit (c)(4) to the Schedule 14D-1 and incorporated herein by reference).*

(c)(5)  -- Stock Purchase Agreement, dated as of May 5, 1997, between
           Riddell Sports Inc. and W. Kline Boyd (filed as Exhibit (c)(5) to the Schedule 14D-1 and incorporated herein by reference).*

(c)(6)  -- Stock Purchase Agreement, dated as of May 5, 1997, between
           Riddell Sports Inc. and J. Kristyn Shepherd (filed as Exhibit
           (c)(6) to the Schedule 14D-1 and incorporated herein by reference).*

(c)(7)  -- Employment Agreement, dated as of May 5, 1997, between Riddell
           Sports Inc. and Jeffrey G. Webb (filed as Exhibit (c)(7) to the
           Schedule 14D-1 and incorporated herein by reference).

(c)(8)  -- Employment Agreement, dated as of May 5, 1997, between Riddell
           Sports Inc. and Gregory C. Webb (filed as Exhibit (c)(8) to the
           Schedule 14D-1 and incorporated herein by reference).

(c)(9)  -- Employment Agreement, dated as of May 5, 1997, between Riddell
           Sports Inc. and W. Kline Boyd (filed as Exhibit (c)(9) to the
           Schedule 14D-1 and incorporated herein by reference).

(c)(10) -- Employment Agreement, dated as of May 5, 1997, between Riddell
           Sports Inc. and J. Kristyn Shepherd (filed as Exhibit (c)(10) to the Schedule 14D-1 and incorporated herein by reference).

EXHIBIT                                                                     PAGE
  NO.      DESCRIPTION                                                       NO.
-------    ---------------------------------------------------------------- ----
(c)(11) -- Employment Agreement between Company and Jeffrey Webb, filed as
           Exhibit 10.8 to the Company's Registration Statement on Form S-1 (Registration Statement No. 33-44431) filed with the Securities and Exchange Commission on December 10, 1991, is incorporated herein by reference.

(c)(12) -- Employment Agreement between Company and Gregory Webb, filed as
           Exhibit 10.7 to the Company's Registration Statement on Form S-1 (Registration Statement No. 33-44431) filed with the Securities and Exchange Commission on December 10, 1991, is incorporated herein by reference.

(c)(13) -- Employment Agreement between Company and W. Kline Boyd, filed as
           Exhibit 10.2 to the Company's Registration Statement on Form S-1 (Registration Statement No. 33-44431) filed with the Securities and Exchange Commission on December 10, 1991, is incorporated herein by reference.

(c)(14) -- Employment Agreement between Company and Kristyn Shepherd, filed as Exhibit 10.4 to the Company's Registration Statement on Form S-1 (Registration Statement No. 33-44431) filed with the Securities and Exchange Commission on December 10, 1991, is incorporated herein by reference.

(c)(15) -- Employment Agreement between Company and John M. Nichols, filed as Exhibit 10(r) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (File No. 0-19790), is incorporated herein by reference.

(c)(16) -- Employment Agreement between the Company and Robert Dunseath, filed as Exhibit 10.3 to the Company's Registration Statement on Form S-1 (Registration Statement No. 33-44431) filed with the Securities and Exchange Commission on December 10, 1991, is incorporated herein by reference.

(c)(17) -- Employment Agreement between the Company and Deana Roberts, filed as Exhibit 10(n) to the Company's Transition Report on Form 10-K for the transition period from April 1, 1994 to December 31, 1994 (File No. 0-19790), is incorporated herein by reference.

(c)(18) -- Amendment to Employment Agreement between the Company and
           Jeffrey Webb, filed as Exhibit 10(s) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (File No. 0-19790), is incorporated herein by reference.

(c)(19) -- Amendment to Employment Agreement between the Company and
           Gregory Webb, filed as Exhibit 10(t) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (File No. 0-19790), is incorporated herein by reference.

(c)(20) -- Amendment to Employment Agreement between the Company and W.
           Kline Boyd, filed as Exhibit 10(v) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (File No. 0-19790), is incorporated herein by reference.

(c)(21) -- Amendment to Employment Agreement between the Company and J.
           Kristyn Shepherd, filed as Exhibit 10(u) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (File No. 0-19790), is incorporated herein by reference.

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* Included in copies mailed to shareholders.
+ Filed herewith.